UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.     )

Quorum Health Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74909E106

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Credit Advisors (US) LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons Kohlberg Kravis Roberts & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 74909E106

1	Names of Reporting Persons KKR Management Holdings Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 74909E106

1	Names of Reporting Persons KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74909E106

1	Names of Reporting Persons KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 74909E106

1	Names of Reporting Persons KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74909E106

1	Names of Reporting Persons KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 74909E106

1	Names of Reporting Persons KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 74909E106

1	Names of Reporting Persons KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,663,181

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,663,181

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 74909E106

1	Names of Reporting Persons Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,663,181

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,663,181

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 74909E106

1	Names of Reporting Persons George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,663,181

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,663,181

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,663,181

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.6%

14	Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Quorum Health Corporation., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1573 Mallory Lane, Brentwood, Tennessee 37027.

Item 2.   Identity and Background

(a), (f) This statement on Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:

(i)                                     KKR Credit Advisors (US) LLC, a Delaware limited liability company (“KCA”);

(ii)                                  Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts & Co.”);

(iii)                               KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);

(iv)                              KKR Management Holdings Corp., a Delaware corporation (“KKR Management Holdings Corp.”);

(v)                                 KKR Fund Holdings L.P., a Cayman Islands limited partnership (“KKR Fund Holdings”);

(vi)                              KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(vii)                           KKR Group Holdings L.P., a Cayman Islands limited partnership (“KKR Group Holdings”);

(viii)                        KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(ix)                              KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(x)                                 KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xi)                              Henry R. Kravis, a United States citizen; and

(xii)                           George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

KCA acts, including through its subsidiaries, as an investment advisor for a number of client accounts (the “Client Accounts”), which Client Accounts purchased the securities reported herein.

Kohlberg Kravis Roberts & Co. is the holder of all of the outstanding equity interests in KCA. KKR Management Holdings is a general partner of one of the Client Accounts and is the general partner of Kohlberg Kravis Roberts & Co. and KKR Management Holdings Corp. is the general partner of KKR Management Holdings. KKR Fund Holdings is a general partner of certain of the Client Accounts. KKR Fund Holdings GP is the general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Management Holdings Corp. and KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co. Messrs. Kravis and Roberts are the designated members of KKR Management.

The executive officers of KCA are Nathaniel Zilkha, Alan Burke, Todd Builione, Edward Brandman, Jeffrey Van Horn, Nicole Macarchuk, and Annette O’Donnell-Butner. Each of Messrs. Todd A. Fisher, William J. Janetschek and David J. Sorkin is a director of KKR Management Holdings Corp., KKR Fund Holdings GP and KKR Group. Each of Messrs. Kravis, Roberts, Janetschek and Sorkin is an executive officer of KKR Fund Holdings GP and KKR Group.  Each of Messrs. Kravis, Roberts, Janetschek, Fisher and Sorkin is an executive officer of KKR Management.

Each of Messrs. Fisher, Janetschek, Sorkin, Zilkha, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is a United States citizen. Mr. Burke is a citizen of Ireland.

The Reporting Persons have entered into a joint filing agreement, dated as of March 30, 2017, a copy of which is attached hereto as Exhibit A.

(b)                                 The address of the principal business office of Kohlberg Kravis Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management and Messrs. Kravis, Fisher, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

The address of the principal business office of KCA and its officers is:

c/o KKR Credit Advisors (US) LLC

555 California Street, 50th Floor

San Francisco, CA 94104

(c)                                  Each of Kohlberg, Kravis, Roberts & Co., KKR Management Holdings, KKR Management Holdings Corp., KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

KCA is principally engaged in the investment management business.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek, Sorkin, Zilkha, Burke, Builione, Brandman, and Van Horn and Mses. Macarchuk and O’Donnell-Butner is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates.

(d)                                 During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

KCA acts, including through its subsidiaries, as an investment advisor for a number of Client Accounts, which Client Accounts purchased the securities reported herein as beneficially owned for a total purchase price of approximately $11,347,700. The source of funds for such transactions was cash available in the Client Accounts.

Item 4.   Purpose of Transaction.

The Client Accounts over which KCA acts, including through its subsidiaries, as investment advisor acquired the Common Stock and other securities of the Issuer for investment purposes and KCA, on behalf of such accounts, intends to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Common Stock and other securities of the Issuer, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock and/or other securities of the Issuer, dispose or cause affiliates to dispose of some or all of the shares of Common Stock and/or other securities of the Issuer or continue to hold for the benefit of Client Accounts, or cause affiliates to hold, Common Stock and/or other securities of the Issuer (or any combination or derivatives thereof).

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As an investment advisor to a number of Client Accounts, as of March 30, 2017, KCA may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 1,663,181 shares of Common Stock (the “Total Reported Shares”), which represents approximately 5.6% of the Common Stock outstanding, based on 29,485,075 shares of Common Stock outstanding as of November 7, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2016.

Each of Kohlberg Kravis Roberts & Co. (as the holder of all of the outstanding equity interests in KCA), KKR Management Holdings (as a general partner of one of the Client Accounts and the general partner of Kohlberg Kravis Roberts & Co.), KKR Management Holdings Corp. (as the general partner of KKR Management Holdings), KKR Fund Holdings (as a general partner of certain of the Client Accounts), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Group Holdings (as the holder of all of the outstanding equity interests in KKR Fund Holdings GP, a general partner of KKR Fund Holdings, and the sole shareholder of KKR Management Holdings Corp.), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may also be deemed to beneficially own some or all of the shares of Common Stock owned by the Client Accounts and reported herein.  None of Messrs. Fisher, Janetschek, Sorkin, Zilkha, Burke, Builione, Brandman, or Van Horn or Mses. Macarchuk or O’Donnell-Butner beneficially owns any shares of Common Stock.  The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

(c) The accounts over which KCA exercises investment control acquired shares of Common Stock in open market purchases on the New York Stock Exchange in the previous 60 days as follows:

Date	Shares of Common Stock Purchased	Weighted Average Purchase Price
2/17/2017	6,282.00	$8.0274
3/8/2017	12,082.00	$8.0000
3/9/2017	37,000.00	$7.9990
3/13/2017	150,000.00	$7.8042
3/14/2017	100,000.00	$7.5277
3/15/2017	100,000.00	$7.4692
3/16/2017	100,000.00	$7.8424
3/17/2017	100,000.00	$7.8758
3/20/2017	65,000.00	$7.7919
3/21/2017	200,000.00	$6.7984
3/22/2017	100,000.00	$6.6833
3/23/2017	16,700.00	$6.8167
3/29/2017	400,000.00	$5.4783

(d) The disclosure in Item 3 and Item 4 is incorporated herein by reference.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit A                                             Joint Filing Agreement, dated as of March 30, 2017, by and among the Reporting Persons

Exhibit B                                             Powers of Attorney

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2017

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

EXHIBIT LIST

Exhibit A               Joint Filing Agreement, dated as of March 30, 2017, by and among KKR Credit Advisors (US) LLC; Kohlberg Kravis Roberts & Co. L.P.; KKR Management Holdings L.P.; KKR Management Holdings Corp.; KKR Fund Holdings L.P.; KKR Fund Holdings GP Limited; KKR Group Holdings L.P.; KKR Group Limited; KKR & Co. L.P.; KKR Management LLC; Henry R. Kravis; and George R. Roberts.

Exhibit B               Powers of Attorney

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share of Quorum Health Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  March 30, 2017

KKR CREDIT ADVISORS (US) LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact for William J. Janetschek, Director

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher Title: Attorney-in-fact

EXHIBIT B

POWER OF ATTORNEY

Know all men by these presents that Henry R. Kravis does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ Henry R. Kravis
Name: Henry R. Kravis

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that George R. Roberts does hereby make, constitute and appoint William J. Janetschek, David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ George R. Roberts
Name: George R. Roberts

Date: May 28, 2014

POWER OF ATTORNEY

Know all men by these presents that William J. Janetschek does hereby make, constitute and appoint David J. Sorkin, Terence P. Gallagher, and Christopher B. Lee, or any one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a manager or member of any limited liability company, as a partner of any partnership, as an officer of any corporate or other entity, or in the undersigned’s capacity in a position similar to the foregoing at any entity, in each case, for which the undersigned is otherwise authorized to sign), to execute and deliver such forms, schedules, statements and other documents as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d), 13(g), 13(f), 13(h) and 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, Schedule 13G, Form 13F, Form 13H, Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

/s/ William J. Janetschek
Name: William J. Janetschek

Date: May 28, 2014